SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the Month of April 2016

Commission File Number: 1-14696

China Mobile Limited

(Translation of registrant’s name into English)

60/F, The Center

99 Queen’s Road Central

Hong Kong, China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K on paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K on paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No   ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .

EXHIBITS

Exhibit Number		Page

1.1	Announcement, dated April 20, 2016	A-1

FORWARD-LOOKING STATEMENTS

This announcement contains certain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements are, by their nature, subject to significant risks and uncertainties. These forward-looking statements include, without limitation, statements relating to:

•	the Company’s business objectives and strategies, including those relating to the development of our terminal procurement and distribution business;

•	the Company’s operations and prospects;

•	the Company’s network expansion and capital expenditure plans;

•	the expected impact of any acquisitions or other strategic transactions;

•	the Company’s provision of services, including fourth generation, or 4G, services, wireline broadband services and services based on technological evolution, and the ability to attract customers to these services;

•	the planned development of future generations of mobile technologies and other technologies and related applications;

•	the anticipated evolution of the industry chain of 4G and future generations of mobile technologies, including future development in, and availability of, terminals that support the Company’s provision of services based on 4G and future generations of mobile technologies;

•	the expected benefit from the Company’s investment in and any arrangements with China Tower Corporation Limited;

•	the expected benefit from the Company’s acquisition and planned integration of certain assets, businesses and related liabilities and employees from China Tietong Telecommunications Corporation;

•	the expected impact of the implementation in Mainland China of value-added tax, the policy of “speed upgrade and tariff reduction” on the Company’s business, financial condition and results of operations;

•	the expected impact of tariff changes on the Company’s business, financial condition and results of operations;

•	the expected impact of new service offerings on the Company’s business, financial condition and results of operations; and

•	future developments in the telecommunications industry in Mainland China, including changes in the regulatory and competitive landscape.

The words “aim”, “anticipate”, “believe”, “could”, “estimate”, “expect”, “intend”, “may”, “plan”, “seek”, “should”, “target”, “will” and similar expressions, as they relate to the Company, are intended to identify certain of these forward-looking statements. The Company does not intend to update these forward-looking statements and are under no obligation to do so.

These forward-looking statements are subject to risks, uncertainties and assumptions, some of which are beyond the Company’s control. In addition, these forward-looking statements reflect the Company’s current views with respect to future events and are not a guarantee of future performance. Actual results may differ materially from information contained in the forward-looking statements as a result of a number of factors, including the risk factors set forth in the “Risk Factor” section of the Company’s latest Annual Report on Form 20-F, as filed with the U.S. Securities and Exchange Commission.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CHINA MOBILE LIMITED

Date: April 21, 2016	By:	/s/ Li Yue

		Name:	Li Yue
		Title:	Executive Director and Chief Executive Officer

Exhibit 1.1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

UNAUDITED KEY PERFORMANCE INDICATORS FOR THE FIRST QUARTER OF 2016

The unaudited financial data of the Group for the first quarter of 2016

•	Operating revenue was RMB177.5 billion, up by 8.7% over the same period last year; of which, revenue from telecommunications services was RMB151.6 billion, up by 4.9% over the same period last year

•	EBITDA was RMB65.1 billion, up by 7.0% over the same period last year

•	Profit attributable to equity shareholders was RMB23.9 billion, up by 0.5% over the same period last year

In accordance with the Company’s disclosure policy and in order to further enhance the transparency of the Group and provide additional information with which shareholders, investors and the general public may better appraise the business and financial position of the Group in a timely manner, the board of directors (the “Board”) of China Mobile Limited (the “Company”, together with its subsidiaries, the “Group”) announces certain selected unaudited key performance indicators of the Group for the first quarter of 2016.

Note:	Unaudited operating data and comparative figures reflect such data after consolidating TieTong’s certain assets and business in this announcement.

SELECTED UNAUDITED KEY PERFORMANCE INDICATORS

Financial Data

	For the period from 1 January 2016 to 31 March 2016	For the period from 1 January 2015 to 31 March 2015	Change

Operating Revenue (RMB)	177.5 billion	163.3 billion	8.7%
Of which, Revenue from Telecommunications Services (RMB)	151.6 billion	144.5 billion	4.9%
EBITDA (RMB)	65.1 billion	60.9 billion	7.0%
EBITDA Margin	36.7%	37.3%
Profit before Taxation (RMB)	31.2 billion	31.1 billion	0.5%
Profit Attributable to Equity Shareholders (RMB)	23.9 billion	23.8 billion	0.5%
Margin of Profit Attributable to Equity Shareholders	13.5%	14.6%

Operating Data

	As at 31 March 2016/ For the period from 1 January 2016 to 31 March 2016	As at 31 December 2015/ For the period from 1 October 2015 to 31 December 2015

Mobile Business
Total Customers	834 million	826 million
Net Additional Customers *	7.61 million	3.34 million
4G Customers	377 million	312 million
3G Customers	153 million	169 million
Average Revenue per User per Month (ARPU) (RMB/user/month) *	57.6	48.2
Total Voice Usage (minutes) *	1,014.0 billion	1,047.0 billion
Average Minutes of Usage per User per Month (MOU) (minutes/user/month) *	409	420
Mobile Data Traffic (MB) *	1,216.0 billion	943.0 billion
Average Handset Data Traffic per Month (DOU) (MB/user/month) *	551	443
SMS Usage (messages) *	130.7 billion	133.9 billion

Wireline Broadband Business
Total Customers	60.59 million	55.03 million
Net Additional Customers *	5.56 million	—

*	for the relevant reporting period

In the first quarter of 2016, the Group continued to demonstrate its 4G advantages. The Group vigorously promoted the sales of 4G terminals, comprehensively accelerated the migration of customers to 4G networks, continue solidified our market leading position. As at 31 March 2016, our mobile customers were 834 million, of which 4G customers were 377 million. Net additional 4G customers for the first quarter reached 64.23 million. Benefitting from the favorable development of 4G services, the Group’s data traffic business continued to grow rapidly. Mobile data traffic increased by 148% compared to the same period last year, revenue structure was further optimized. Meanwhile, as the substitution impact of OTT business on traditional communications services continued to intensify, voice services and SMS and MMS services further declined in the first quarter. Total voice usage and SMS usage decreased by 1.5% and 10.6%, respectively compared to the same period last year. Wireline broadband business developed steadily, with the number of customers reaching 60.59 million. The Group’s operating revenue was RMB177.5 billion, up by 8.7% compared to the same period last year, of which revenue from telecommunications services was RMB151.6 billion, up by 4.9% compared to the same period last year. As a result of revenue growth no longer being impacted by the policy of “transformation from business tax to value-added tax” since 2016, the favorable effects of stimulated customer spending in this quarter by tariff promotion and sales initiatives towards the end of last year as well as continued rapid growth of the sales of 4G terminals, revenue growth rate picked up again compared to that for the full year of 2015. Taking into consideration the factors of high pressure in tariff reduction and the carryover effect of terminal sales at the end of last year, the Group’s revenue growth rate for the whole year faces challenge. In the first quarter of 2016, ARPU of mobile customers was RMB57.6 and recorded a slight increase compared to last year.

The Group is at a critical stage of transformation of its development. There is a high demand for resources from 4G network construction and optimization as well as business development, retention of existing customers, mobile Internet development and the deployment of wireline broadband. The Group endeavored in its promotion of low-cost, high-efficiency operations, deepened the transformation of its marketing and sales model and improved the efficiency and effectiveness of its marketing resource utilization. EBITDA for the first quarter of 2016 was RMB65.1 billion, up by 7.0% compared to the same period last year. Profit attributable to equity shareholders was RMB23.9 billion, up by 0.5% compared to the same period last year. Margin of profit attributable to equity shareholders was 13.5%, profitability continued to be maintained at a sound level.

The Group will continue to adhere to the principles of forward-looking planning, effective resource allocation, rational investment and refined management in cost allocation, endeavor to strike a balance between our short-term performance and long-term development, strive to increase revenue and save costs, and maintain favorable profitability, thereby continuously create value for investors.

The Board wishes to remind investors that the above key performance indicators are based on the Group’s unaudited management accounts. Investors are cautioned not to unduly rely on such data.

In the meantime, investors are advised to exercise caution in dealing in the securities of the Company.

By Order of the Board
China Mobile Limited
Shang Bing
Chairman

Hong Kong, 20 April 2016

As at the date of this announcement, the Board of Directors of the Company comprises Mr. Shang Bing, Mr. Li Yue, Mr. Xue Taohai, Mr. Sha Yuejia and Mr. Liu Aili as executive directors and Dr. Lo Ka Shui, Mr. Frank Wong Kwong Shing, Dr. Moses Cheng Mo Chi and Mr. Paul Chow Man Yiu as independent non-executive directors.

A-4